UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 5)

                   Under the Securities Exchange Act of 1934


               THOMAS EDISON INNS, INC., a Michigan corporation
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  884396 10 2
                                (CUSIP Number)

                       Christopher B. Hewett, President
   Meritage Hospitality Group Incorporated 40 Pearl Street, N.W., Suite 900
                            Grand Rapids, MI  49503
                               (616) 776-2600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 26, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meritage Hospitality Group Incorporated
     65 - 0457574

 2   Check The Appropriate Box If A Member Of A Group                (a)[ ]
                                                                     (b)[x]

 3   SEC Use Only


 4   Source of Funds

     SC

 5   Check Box If Disclosure Of Legal Proceedings Is                     [ ]
     Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     Florida, United States

                7    Sole Voting Power

  Number Of             1,550,000
   Shares       8    Shared Voting Power
 Beneficially
   Owned By              -0-
     Each       9    Sole Dispositive Power
  Reporting
   Person              1,550,000
    With        10   Shared Dispositive Power

                         -0-

 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       1,550,000

 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.3%

 14  Type Of Reporting Person

     CO

                                 SCHEDULE 13D

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Christopher B. Hewett

 2   Check The Appropriate Box If A Member Of A Group                (a)[ ]
                                                                     (b)[x]

 3   SEC Use Only


 4   Source of Funds

     PF

 5   Check Box If Disclosure Of Legal Proceedings Is                     [ ]
     Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America

                7    Sole Voting Power

  Number Of              3,000
   Shares
                8    Shared Voting Power
 Beneficially
   Owned By            1,550,000
     Each
                9    Sole Dispositive Power
  Reporting
   Person                3,000
    With
               10   Shared Dispositive Power

                       1,550,000

 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

        1,553,000

 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.4%

 14  Type Of Reporting Person

     IN

                                 SCHEDULE 13D

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Robert E. Schermer, Jr.

 2   Check The Appropriate Box If A Member Of A Group                (a)[ ]
                                                                     (b)[x]

 3   SEC Use Only


 4   Source of Funds

     PF

 5   Check Box If Disclosure Of Legal Proceedings Is                     [ ]
     Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America

                7    Sole Voting Power

  Number Of               100
   Shares
                8    Shared Voting Power
 Beneficially
   Owned By            1,550,000
     Each
                9    Sole Dispositive Power
  Reporting
   Person                 100
    With
               10   Shared Dispositive Power

                       1,550,000

 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       1,550,100

 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

         51.3%

 14  Type Of Reporting Person

     IN

         This is the fifth amendment to a statement on Schedule 13D originally filed on September 29, 1995, and amended on December 12, 1995, December 14, 1995, December 15, 1995, and February 3, 1996 (the "Original Statement") with respect to the common stock (the "Common Stock"), $.01 par value of Thomas Edison Inns, Inc., a Michigan corporation (the "Issuer").
Item 6 of the Original Statement is amended as set forth below.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Items 6 is amended as follows:

         On February 26, 1996, Meritage Hospitality Group Incorporated ("Meritage") granted a security interest in all of its shares of Common Stock (the "Stock") to Great American Life Insurance Company, an Ohio corporation ("GALIC"), to secure (i) performance of the Loan Agreement between GALIC, the Issuer and the Issuer's subsidiaries (the "Loan Agreement"), and (ii) payment of a Promissory Note in the face amount of $3,000,000 payable by the Issuer to GALIC (the "Loan"). Upon the declaration of a default under the Loan Agreement or the Loan, GALIC would acquire the right to sell, foreclose on or otherwise cause the transfer of the Stock. Prior to any such transfer of the Stock, Meritage retains all power to vote the Stock. Meritage is entitled to release of the security interest upon the payment in full of the Loan or upon the completion of a public offering by the Issuer in which the Issuer receives not less than $5,000,000.

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 1995

MERITAGE HOSPITALITY GROUP INCORPORATED

/s/Christopher B. Hewett
---------------------------
Christopher B. Hewett
President

/s/Christopher B. Hewett
---------------------------
Christopher B. Hewett
Individually

/s/Robert E. Schermer, Jr.
----------------------------
Robert E. Schermer, Jr.
Individually